# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yimutian Inc., CIK 0001991605
CUSIP: 985915107
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 6/F, BUIDLING B-6, BLOCK A, NO. 66 XIXIAOKOU ROAD, HAIDIAN DISTRICT, BEIJING, China (F4), 100192
Date of event which requires filing of this statement: 08/07/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002098729

## Reporting persons
- Beijing Fengmu Enterprise Consulting Center (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); sole voting power 404,876,247; shared voting power 0; sole dispositive power 404,876,247; shared dispositive power 0; aggregate amount beneficially owned 404,876,247 (16.1% of the class)
  Comment: Percentage in row 11 is calculated based on a total of 2,516,653,606 Class A ordinary shares as disclosed in the issuer's prospectus ("Prospectus") filed with the Securities and Exchange Commission on Form 424b4 on August 18, 2025.
- Shanghai Yunfeng Equity Investment Management Center (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); sole voting power 404,876,247; shared voting power 0; sole dispositive power 404,876,247; shared dispositive power 0; aggregate amount beneficially owned 404,876,247 (16.1% of the class)
  Comment: Represents the 404,876,247 Class A ordinary shares held of record by Beijing Fengmu Enterprise Consulting Center (Limited Partnership) ("Beijing Fengmu"). Beijing Fengmu is a limited partnership organized under the laws of the People's Republic of China (the "PRC"), whose general partner is Shanghai Yunfeng Equity Investment Management Center (Limited Partnership) ("Yunfeng Equity Management Center").
  
  Percentage in row 11 is calculated based on a total of 2,516,653,606 Class A ordinary shares as disclosed in the issuer's Prospectus.
- Shanghai Yunfeng Enterprise Management Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 404,876,247; shared voting power 0; sole dispositive power 404,876,247; shared dispositive power 0; aggregate amount beneficially owned 404,876,247 (16.1% of the class)
  Comment: Represents the 404,876,247 Class A ordinary shares held of record by Beijing Fengmu. Yunfeng Equity Management Center, a limited partnership organized under the laws of the PRC, is the general partner of Beijing Fengmu. Shanghai Yunfeng Enterprise Management Co., Ltd. ("Yunfeng Enterprise Management") is the general partner of Yunfeng Equity Management Center.
  
  Percentage in row 11 is calculated based on a total of 2,516,653,606 Class A ordinary shares as disclosed in the issuer's Prospectus.
- YU Xuedong: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 404,876,247; shared voting power 0; sole dispositive power 404,876,247; shared dispositive power 0; aggregate amount beneficially owned 404,876,247 (16.1% of the class)
  Comment: Represents the 404,876,247 Class A ordinary shares held of record by Beijing Fengmu. The general partner of Beijing Fengmu is Yunfeng Equity Management Center, whose general partner is Yunfeng Enterprise Management. Yunfeng Enterprise Management is controlled by Mr. YU Xuedong.
  
  Percentage in row 11 is calculated based on a total of 2,516,653,606 Class A ordinary shares as disclosed in the issuer's Prospectus.

## Item 1. Issuer
Name of issuer: Yimutian Inc.
Address of issuer's principal executive offices: 6/F, Building B-6, Block A ZhongguancunDongsheng Technology Campus No. 66 Xixiaokou RoadHaidian District, Beijing 100192The People's Republic of China

## Item 2. Person Filing
Name of person filing:
Beijing Fengmu Enterprise Consulting Center (Limited Partnership)
Shanghai Yunfeng Equity Investment Management Center (Limited Partnership)
Shanghai Yunfeng Enterprise Management Co., Ltd.
YU Xuedong
(each a "Reporting Person", collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: For the purpose of this filing, the address for all Reporting Persons is Room 1708, Tower A, Three ITC, 183 Hongqiao Road, Xuhui District, Shanghai 200030, PRC
Citizenship: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 404,876,247
Percent of class: 16.1
Sole power to vote or to direct the vote: 404,876,247
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 404,876,247
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Beijing Fengmu Enterprise Consulting Center (Limited Partnership): /s/ ZHANG Ting, ZHANG Ting / Designated Representative of Executive Partner (11/14/2025)
- Shanghai Yunfeng Equity Investment Management Center (Limited Partnership): /s/ HUANG Xin, HUANG Xin / Designated Representative of Executive Partner (11/14/2025)
- Shanghai Yunfeng Enterprise Management Co., Ltd.: /s/ HUANG Xin, HUANG Xin / Legal Representative (11/14/2025)
- YU Xuedong: /s/ YU Xuedong, YU Xuedong (11/14/2025)